SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13d -102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. * )
Golar LNG Limited
(Name of Issuer)
Common Shares, par value $1.00 per share
(Title of Class of Securities)
G9456A100
(CUSIP Number)
October 15, 2015
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,255,525

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,255,525

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,255,525

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.4%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

488,803

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

488,803

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

488,803

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,162,207

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,162,207

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,162,207

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.3%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

2,162,207

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

2,162,207

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,162,207

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.3%

12.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thebes Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

121,221

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

121,221

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

121,221

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Thebes Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

121,221

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

121,221

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

121,221

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

5,027,756

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,027,756

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,027,756

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

5,044,156

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,044,156

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,044,156

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

5,044,156

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,044,156

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,044,156

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

5,044,156

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,044,156

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,044,156

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.4%

12.	TYPE OF REPORTING PERSON

IN

Item 1(a).	Name of Issuer:
Golar LNG Limited ("Issuer")
Item 1(b).	Address of Issuer's Principal Executive Offices:
2nd Floor, S.E. Pearman Building
14 Par-la-Ville Road
Hamilton
HM11
Bermuda

Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G are (collectively, the "Reporting Persons"):
•	Luxor Capital Partners, LP, a Delaware limited partnership (the "Onshore Fund");
•	Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company (the "Offshore Feeder Fund");
•	Luxor Wavefront, LP, a Delaware limited partnership (the "Wavefront Fund");
•	Luxor Capital Partners Offshore Master Fund, LP, a Cayman Islands limited partnership (the "Offshore Master Fund");
•	Thebes Offshore Master Fund, LP, a Cayman Islands limited partnership (the "Thebes Master Fund");
•	Thebes Partners Offshore, Ltd., a Cayman Islands exempted company (the "Thebes Feeder Fund");
•	LCG Holdings, LLC, a Delaware limited liability company ("LCG Holdings");
•	Luxor Capital Group, LP, a Delaware limited partnership ("Luxor Capital Group");
•	Luxor Management, LLC, a Delaware limited liability company ("Luxor Management"); and
•	Christian Leone, a United States citizen ("Mr. Leone").
The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund. Thebes Feeder Fund is the owner of a controlling interest, and together with a minority investor owns 100% of the interests, in Thebes Master Fund. LCG Holdings is the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Thebes Master Fund.  Luxor Capital Group acts as the investment manager of the Onshore Fund, the Wavefront Fund, the Offshore Feeder Fund, the Offshore Master Fund, the Thebes Master Fund and the Thebes Feeder Fund (collectively, the "Funds") and to an account it separately manages (the "Separately Managed Account").  Luxor Management is the general partner of Luxor Capital Group.  Mr. Leone is the managing member of Luxor Management.  Mr. Leone is the managing member of LCG Holdings.
By virtue of these relationships, LCG Holdings may be deemed to have voting and dispositive power with respect to the Common Shares (as defined below) owned directly by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Thebes Master Fund.  By virtue of these relationships, each of Luxor Capital Group, Luxor Management and Mr. Leone may be deemed to have voting and dispositive power with respect to the Common Shares beneficially owned by the Funds and the Separately Managed Account.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address of each of the Onshore Fund, the Wavefront Fund, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone is 1114 Avenue of the Americas, 29th Floor, New York, New York 10036.
The principal business address of each of the Offshore Master Fund, the Offshore Feeder Fund, the Thebes Master Fund and the Thebes Feeder Fund is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
Item 2(c).	Citizenship:
Mr. Leone is a citizen of the United States.
Each of Luxor Management and LCG Holdings is a limited liability company formed under the laws of the State of Delaware.
Each of the Onshore Fund, the Wavefront Fund and Luxor Capital Group is a limited partnership formed under the laws of the State of Delaware.
Each of the Offshore Feeder Fund and the Thebes Feeder Fund  is a company formed under the laws of the Cayman Islands.
Each of the Offshore Master Fund and the Thebes Master Fund is a limited partnership formed under the laws of the Cayman Islands.
Item 2(d).	Title of Class of Securities:
Common Shares, par value $1.00 per share (the "Common Shares")
Item 2(e).	CUSIP Number:
G9456A100
Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.
(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.                          Ownership.
(a)	Amount beneficially owned:
As of the close of business on October 15, 2015,
(i)	The Onshore Fund beneficially owned 2,255,525 Common Shares, including 492,472 shares underlying currently exercisable options;

(ii)	The Wavefront Fund beneficially owned 488,803 Common Shares, including 104,209 shares underlying currently exercisable options;

(iii)
The Offshore Master Fund beneficially owned 2,162,207 Common Shares, including 492,619 shares underlying currently exercisable options. The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to have beneficially owned the Common Shares beneficially owned by the Offshore Master Fund;

(iv)
The Thebes Master Fund beneficially owned 121,221 Common Shares, including 15,700 shares underlying currently exercisable options. The Thebes Feeder Fund, as the owner of a controlling interest in the Thebes Master Fund, may be deemed to have beneficially owned the Common Shares  beneficially owned by the Thebes Master Fund;

(v)
LCG Holdings, as the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, and the Thebes Master Fund may be deemed to have beneficially owned the 5,027,756 Common Shares beneficially owned by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, and the Thebes Master Fund;

(vi)
Luxor Capital Group, as the investment manager of the Funds, may be deemed to have beneficially owned 5,044,156 Common Shares, including those Common Shares beneficially owned by the Funds and 16,400 Common Shares underlying currently exercisable options held in the Separately Managed Account;

(vii)	Luxor Management, as the general partner of Luxor Capital Group, may be deemed to have beneficially owned the 5,044,156 Common Shares beneficially owned by Luxor Capital Group; and

(viii)	Mr. Leone, as the managing member of Luxor Management, may be deemed to have beneficially owned the 5,044,156 Common Shares beneficially owned by Luxor Management.

(b)	Percent of Class:
The aggregate percentage of Common Shares reported owned by each person named herein is based upon 93,279,771 Common Shares outstanding as of September 4, 2014, which is the total number of Shares outstanding as reported in the Issuer's 424(b)(7) Prospectus filed with the Securities and Exchange Commission ("SEC") on September 9, 2014. As of the close of business on October 15, 2015,
(i)	The Onshore Fund beneficially owned approximately 2.4% of the outstanding Common Shares;

(ii)	The Wavefront Fund beneficially owned less than 1% of the outstanding Common Shares;

(iii)
The Offshore Master Fund beneficially owned approximately 2.3% of the outstanding Common Shares and the Offshore Feeder Fund may be deemed to have beneficially owned approximately 2.3% of the outstanding Common Shares;

(iv)
The Thebes Master fund beneficially owned less than 1% of the outstanding Common Shares and the Thebes Feeder Fund may be deemed to have beneficially owned less than 1% of the outstanding Common Shares;

(v)	LCG Holdings may be deemed to have beneficially owned approximately 5.4% of the outstanding Common Shares; and

(vi)	Each of Luxor Capital Group, Luxor Management and Mr. Leone may be deemed to have beneficially owned approximately 5.4% of the outstanding Common Shares.

(c)	Number of shares as to which such person has:
(i)                   Sole power to vote or to direct the vote of Common Shares:
See Cover Pages Items 5-9.
(ii)                Shared power to vote or to direct the vote of Common Shares:
See Cover Pages Items 5-9.
(iii)                Sole power to dispose or to direct the disposition of Common Shares:
See Cover Pages Items 5-9.
(iv)               Shared power to dispose or to direct the disposition of Common Shares:
See Cover Pages Items 5-9.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
By signing below each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	October 26, 2015
LUXOR CAPITAL PARTNERS, LP
By: LCG Holdings, LLC, as General Partner
                        By:  /s/ Norris Nissim
              Norris Nissim,
               General Counsel
LUXOR WAVEFRONT, LP
By: LCG Holdings, LLC, as General Partner
                     By:  /s/ Norris Nissim
                                   Norris Nissim,
                                    General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP
By: LCG Holdings, LLC, as General Partner
By:  /s/ Norris Nissim
              Norris Nissim,
               General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager
                       By:  /s/ Norris Nissim
                                     Norris Nissim,
                                    General Counsel

THEBES OFFSHORE MASTER FUND, LP
By: LCG Holdings, LLC, as General Partner
                       By:  /s/ Norris Nissim
                                     Norris Nissim,
                                     General Counsel

THEBES PARTNERS OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager
                        By:  /s/ Norris Nissim
                                     Norris Nissim,
                                     General Counsel

LUXOR CAPITAL GROUP, LP
By: Luxor Management, LLC, as General Partner
                        By:  /s/ Norris Nissim
              Norris Nissim,
              General Counsel

LCG HOLDINGS, LLC
                        By:  /s/ Norris Nissim
              Norris Nissim,
              General Counsel

LUXOR MANAGEMENT, LLC
                        By:  /s/ Norris Nissim
                                     Norris Nissim,
                                     General Counsel
/s/ Norris Nissim
     Norris Nissim, as Agent
      For Christian Leone

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Shares of Golar LNG Limited. dated October 26, 2015, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Dated:	October 26, 2015
LUXOR CAPITAL PARTNERS, LP
By: LCG Holdings, LLC, as General Partner
                        By:  /s/ Norris Nissim
              Norris Nissim,
               General Counsel
LUXOR WAVEFRONT, LP
By: LCG Holdings, LLC, as General Partner
                                             By:  /s/ Norris Nissim
                                   Norris Nissim,
                                    General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP
By: LCG Holdings, LLC, as General Partner
By:  /s/ Norris Nissim
              Norris Nissim,
               General Counsel
LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager
                                                By:  /s/ Norris Nissim
                                     Norris Nissim,
                                    General Counsel

THEBES OFFSHORE MASTER FUND, LP
By: LCG Holdings, LLC, as General Partner
                                                By:  /s/ Norris Nissim
                                     Norris Nissim,
                                     General Counsel
                        THEBES PARTNERS OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager
                                                By:  /s/ Norris Nissim
                                     Norris Nissim,
                                     General Counsel

LUXOR CAPITAL GROUP, LP
By: Luxor Management, LLC, as General Partner
                        By:  /s/ Norris Nissim
              Norris Nissim,
              General Counsel

LCG HOLDINGS, LLC
                        By:  /s/ Norris Nissim
              Norris Nissim,
              General Counsel

LUXOR MANAGEMENT, LLC
                                               By:  /s/ Norris Nissim
                                     Norris Nissim,
                                     General Counsel
                       /s/ Norris Nissim
     Norris Nissim, as Agent
      For Christian Leone

EXHIBIT B
POWER OF ATTORNEY
The undersigned hereby makes, constitutes and appoints each of Norris Nissim, Adam Miller and Kelly Skura as the undersigned's true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.
The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the 1934 Act or any other provision of the 1934 Act or the rules promulgated thereunder.
This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of November 11, 2013.
/s/ Christian Leone
ACKNOWLEDGEMENT IN NEW YORK STATE
STATE OF NEW YORK    )
COUNTY OF NEW YORK)
On November 11, 2013 before me, the undersigned personally appeared, Christian Leone, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Megan Teixeira
MEGAN TEIXEIRA
Notary Public, State of NY
License #: 01TE6243087
Commission Expires: 06/13/15